                                                 Filed by Aviation Sales Company
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                                      Registration No. 333-69464


           AVIATION SALES COMPANY STOCKHOLDERS APPROVE RESTRUCTURING

Greensboro, North Carolina, February 19, 2002 - Aviation Sales Company (OTCBB:AVIO) today reported on the results of the special meeting of its stockholders which was held this morning. At the meeting, the Company's stockholders approved the terms of the Company's previously announced restructuring. Stockholder approval of the restructuring proposals was a condition to the completion of the Company's currently pending note exchange offer and rights offering, both of which are due to expire on February 20, 2002, unless such expiration date is extended. The following proposals relating to the restructuring were considered and approved at the meeting:

     (1) the terms of the note exchange offer pursuant to which the Company will exchange its currently outstanding $165 million of senior subordinated notes for up to $10 million in cash, $100 million of the Company's new 8% senior subordinated convertible PIK notes due 2006, 4,504,595 post-reverse split shares of the Company's common stock and warrants to purchase 3,003,063 post-reverse split shares of the Company's common stock;

     (2) the issuance of 24,024,507 shares of the Company's post-reverse split common stock in a rights offering at a subscription price of $.8375 per share;

     (3) an amendment to the Company's certificate of incorporation increasing the number of authorized common shares from 30 million shares to 500 million shares; and

     (4) an amendment to the Company's certificate of incorporation to effect a reverse stock split of the Company's issued and outstanding common stock on a one-share-for-ten-shares basis.

Additionally, at the meeting, the Company's stockholders ratified the adoption of the Company's 2001 Stock Option Plan and approved an amendment to the Company's certificate of incorporation approving a change of the Company's corporate name from "Aviation Sales Company" to "TIMCO Aviation Services, Inc."

AVIATION SALES STOCKHOLDERS APPROVE RESTRUCTURING                         PAGE 2

The Company's registration statements relating to the rights offering and the note exchange offer and consent solicitation contain important information about the Company, the rights offering, the note exchange offer and consent solicitation and related matters. Noteholders, stockholders and other interested parties are urged to carefully read these documents for information regarding these matters. The prospectus and consent solicitation, the related letter of transmittal and certain other documents related to the note exchange offer and consent solicitation and the prospectus and other documents related to the rights offering have been made available to all stockholders and noteholders as of the record date, at no expense to them. These documents are also available at no charge at the SEC's website at www.sec.gov. This press release shall not
                                  -----------
constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes or the shares of common stock to be offered in the rights offering in any state where such offer, solicitation or sale would be unlawful.

Aviation Sales Company is a leading independent provider of fully integrated aviation maintenance, repair and overhaul (MR&O) services for major commercial airlines and maintenance and repair facilities. The Company currently operates four MR&O businesses: TIMCO, which, with its three locations, is one of the largest independent providers of heavy aircraft maintenance services in North America; Aerocell Structures, which specializes in the MR&O of airframe components, including flight surfaces; Aircraft Interior Design, which specializes in the refurbishment of aircraft interior components; and TIMCO Engine Center, which refurbishes JT8D engines. The Company also operates TIMCO Engineered Systems, which provides engineering services to our MR&O operations and our customers.

This press release contains certain forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. A number of factors, including those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and those identified below, could adversely affect the Company's ability to obtain these results: the Company's ability to satisfy the conditions to its note exchange offer and rights offering, the Company's ability to continue to generate sufficient working capital to meet its operating requirements and service its indebtedness, the Company maintaining good working relationships with its vendors and customers, the Company's ability to achieve gross margins at which it can be profitable, including margins on services the Company performs on a fixed price basis, competition in the aircraft maintenance, repair and overhaul market and the impact on that market and the Company of the terrorist attacks on September 11, 2001, the Company's ability to attract and retain qualified personnel in its business, utilization rates for its MR&O facilities, the Company's ability to effectively manage its business, competitive pricing for the Company's products and services, economic factors which affect the airline industry, and changes in government regulations. Certain of these risks are described in the Company's filings with the Securities and Exchange Commission (SEC). Copies of the Company's SEC filings are available from the SEC or may be obtained upon request from the Company.
The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

                                     # # #

Contact: Roy T. Rimmer, Jr., Chairman/Chief Executive Officer - (336) 668-4410 Morgen-Walke Associates: Christine Mohrmann/Lauren Levine - (212) 850-5600 Media: Jason Rando - (212) 850-5600